TTI TEAM TELECOM INTERNATIONAL LTD.
                                7 Martin Gehl St.
                    Kiryat Aryeh, Petach Tikva 49512, Israel

June 20, 2006

VIA EDGAR
Barbara C. Jacobs, Esq.
Assistant Director
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC  20549

Re:  Request for Acceleration of Effective Date of
     Registration Statement on Form F-3/A (Amendment No. 2) of
     TTI Team Telecom International Ltd.
     (SEC FILE NO. 333-128138), FILED ON JUNE 20, 2006

Dear Ms. Jacobs:

Pursuant to Rule 461 of the General Rules and Regulations of the U.S. Securities and Exchange Commission (the "Commission") under the Securities Act of 1933, as amended, TTI Team Telecom International Ltd. (the "Company") hereby requests acceleration of the effective date of the above-referenced Registration Statement (the "filing") so that it will become effective at 11:00 a.m., Washington D.C. time, on June 20, 2006, or as soon thereafter as practicable.

The Company acknowledges that:

o should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

o the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

o the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Israel (Eli) Ofer

Israel (Eli) Ofer
Chief Financial Officer